1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
November 10, 2021	www.integraresources.com

INTEGRA PUBLISHES FIRST ANNUAL ESG REPORT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce the publication of its inaugural ESG Report, providing Integra's shareholders and stakeholders with a comprehensive overview of the Company's commitments, practices, and performance in the areas of environment, social, and governance ("ESG") for the year 2020.  The report marks an important milestone for the Company as it seeks to establish itself as a leader in ESG in the mineral exploration and development sector.

To view a copy of the report, please click on the link below, or find it on the Company's website under the ESG section.

https://www.integraresources.com/site/assets/files/2572/itr_esg_2020_report_vfinal.pdf

George Salamis, Integra's President & CEO, stated, "We are proud of Integra's substantial first efforts to disclose our practices and performance in ESG in a formal context. We welcome this opportunity to highlight the accomplishments of our team who performed admirably in the midst of a pandemic, putting the health and safety of our employees and our host communities first, all the while continuing to responsibly advance the DeLamar Project in an assertive manner on the exploration and development fronts."

"Our team is excited by the many prospective ideas we are evaluating to design an economically robust, responsible, and resilient future operation," commented Mark Stockton, VP of Corporate Affairs & Sustainability. "Committing to ESG early on has proven itself to reveal many opportunities for our growing Company. This is apparent in the culture we are creating and the support we are experiencing from the community, and also in areas such as the engineering solutions in greenhouse gas emission reduction strategies being evaluated for our upcoming Pre-feasibility Study. We are seeing that the dividends of our ESG program are not only socially and environmentally beneficial, but interestingly some of the most exciting options are potentially very economic as well."

2020 ESG Report Highlights

  Responsible management of the DeLamar Project's operations and activities amidst the Covid-19 global pandemic, prioritizing the health & safety of our employees and host communities.
  Leading the #MiningFeedsBC effort to help raise over CAD$100,000 for food banks in British Columbia.
  Strong environmental performance, recording zero reportable spills or environmental incidents.
  Proactive community engagement, implementing the newly formed External Stakeholder Plan
  Zero recordable health and safety incidents in 32,783 hours worked
  First time estimating Project greenhouse gas emissions: 258 metric tons CO2e Scope 1 emissions, and 562 metric tons CO2e Scope 2 emissions.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the delivery of a Pre-feasibility Study in Q4 2021. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; future underground exploration plans and future development plans; anticipated advancement of DeLamar and future exploration prospects. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.